UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 3, 2020

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In the Matter of

Tian Tian Inc
800 W. El Camino Real Suite 180
Mountain View, CA 94040

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11009

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   Tian Tian Inc filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on August 3, 2020.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

            Anne Parker
            Office Chief